UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure: Results of AngloGold Ashanti plc's 2026 Annual General Meeting
AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
NEWS RELEASE
RESULTS OF ANGLOGOLD ASHANTI PLC'S 2026 ANNUAL GENERAL MEETING
AngloGold Ashanti plc (the “Company") (NYSE: AU; JSE: ANG) held its 2026 Annual General Meeting
(“2026 AGM”) at 9:00am (Mountain Daylight Time) on Tuesday 5 May 2026, and today announces the results of the poll vote for each resolution set out in the Notice of AGM published on 26 March 2026 (the
“AGM Notice”). The full text of the resolutions proposed at the AGM is included in the AGM Notice.
All of the resolutions were passed as ordinary resolutions. A copy of the poll results for the 2026 AGM, along with the AGM Notice, is available on the Company’s website at www.anglogoldashanti.com.

Resolution		Votes For[1]	%	Votes Against	%	Votes Withheld/ Abstentions[2]	Broker Non-Votes
1.	To receive the 2025 Annual Report and Accounts	410,131,960	99.99	48,784	0.01	691,627	10,323,980
2.	To approve the Directors’ Remuneration Report	384,007,796	93.50	26,710,298	6.50	154,277	10,323,980
3.	To elect Mr. Marcus Randolph as a director	409,939,795	99.82	737,436	0.18	195,140	10,323,980
4.	To re-elect Dr. Kojo Busia as a director	410,496,074	99.96	183,313	0.04	192,984	10,323,980
5.	To re-elect Mr. Alberto Calderon as a director	410,624,483	99.99	53,604	0.01	194,284	10,323,980
6.	To re-elect Mr. Bruce Cleaver as a director	409,840,346	99.80	839,403	0.20	192,622	10,323,980
7.	To re-elect Ms. Gillian Doran as a director	380,026,140	92.54	30,655,976	7.46	190,255	10,323,980
8.	To re-elect Mr. Alan Ferguson as a director	407,675,665	99.27	3,005,360	0.73	191,346	10,323,980
9.	To re-elect Mr. Albert Garner as a director	319,230,471	77.73	91,445,187	22.27	196,713	10,323,980
10.	To re-elect Ms. Jinhee Magie as a director	410,613,740	99.98	64,567	0.02	194,064	10,323,980
11.	To re-elect Ms. Nicky Newton-King as a director	409,239,702	99.65	1,442,863	0.35	189,806	10,323,980
12.	To re-elect Ms. Diana Sands as a director	408,028,556	99.35	2,649,778	0.65	194,037	10,323,980

13.	To re-elect Mr. Jochen Tilk as a director	408,254,685	99.41	2,422,837	0.59	194,849	10,323,980
14.	To re-appoint PricewaterhouseCoopers LLP as statutory auditor of the Company	420,961,551	99.97	109,438	0.03	125,362	0
15.	To authorise the Audit and Risk Committee of the Company to determine the remuneration of the Company’s statutory auditor	410,501,685	99.94	255,527	0.06	115,159	10,323,980
16.	To ratify the appointment of PricewaterhouseCoopers Inc. as independent registered public accountants of the Company	420,970,447	99.98	101,778	0.02	124,126	0
17.	To authorise the Company to make political donations up to an aggregate limit of £100,000	309,205,954	75.31	101,344,934	24.69	321,483	10,323,980

1.	Votes ‘for’ include those votes giving the Chair discretion.
2.	For all relevant purposes votes which are “withheld” or “abstained” are not votes in law and are not counted in the calculation of the proportion of votes for and against each resolution.

On Friday, 13 March 2026, the record date as set out in the AGM Notice, there were 505,577,721 ordinary shares in issue. Shareholders are entitled to one vote per share on a poll.
ENDS
London, Denver, Johannesburg
6 May 2026
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Andrea Maxey+61 8 9425 4603 / +61 400 072 199 amaxey@aga.gold
General inquiriesmedia@anglogoldashanti.com
Investors
Yatish Chowthee+27 11 637 6273 / +27 78 364 2080yrchowthee@aga.gold
Andrea Maxey+61 8 9425 4603 / +61 400 072 199 amaxey@aga.gold
Website: www.anglogoldashanti.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 6 May 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary